May 22, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Attention: Erin Wilson, Esq., Examiner
           Pamela Howell, Esq., Special Counsel
           John Reynolds, Esq., Assistant Director

      Re: ZenVault Medical Corporation
            Offering Statement on Form 1-A (File No. 024-10291

Dear Ms. Wilson, Ms. Howell, and Mr. Reynolds:

On behalf of our client, ZenVault Medical Corporation (the "*Company*" or "*ZenVault*"), we furnish herewith the following correspondence in connection with the Company's filing today of Amendment No. 8 (the "*Amendment*") to the Company's Offering Statement on Form 1-A. Set forth below in italics you will find copies of the Staff's comments from its letter of comment dated April 23, 2012 (the "*Comment Letter*") as well as three telephonic comments received from the Staff following receipt of the Comment Letter. We have included below each comment information and page references to locations within the Amendment where responsive disclosure can be found.

We have requested the seven filing copies, including the manually signed copy, of the offering statement to be submitted directly to the filing desk. Three additional courtesy copies of the Amendment are to be delivered to the Mail Stop above.

The emailed copy of this correspondence has as an attachment the redlined .pdf of the narrative portion of the Amendment for the Staff's convenience in review.

Comment Letter Dated April 23, 2012

Amendment No. 7 to Form 1-A, filed on April 11, 2012

Part II – Offering Circular

Dilution, page 28

1. We note your response to our prior comment 7. It does not appear your share values of 1,500,000 and 27,600,000 for the minimum and maximum offerings contemplate the outstanding shares if the rescission offer is not accepted. In this regard, it appears to us that the shares outstanding if the rescission offer is not accepted, after considering the effect of the ownership equalization provision as disclosed on page 81, are 3,546,000 and 29,646,000, under the minimum and maximum scenarios, respectively. Please advise or revise the dilution amounts disclosed in paragraph 1 herein.

Response:

Comment complied with. Please see page the corrected disclosure in the first paragraph on page 29.

Use of Proceeds, page 31

2. *We reissue comment eight of our letter dated March 19, 2012. Please tell us how you calculated the amount to be allocated to Z9 Services Group in the event you raise $850,000 in this offering. The disclosure in this section on page 32 states that you are obligated to pay Z9 Services Group 50% of the net proceeds from the offering until the amount is paid in full. However, the amount in the table does not match such calculation. In addition, the disclosure in this section regarding how the amount is calculated is inconsistent with disclosure elsewhere in the offering circular. For example, we again direct your attention to the disclosure on page five, which states that "if the minimum proceeds are received in this offering, we will pay $90,000 to Z9 and will increase this payment by $50,000 for each $100,000 in additional net proceeds we obtain from this offering." Please reconcile the disclosure as previously requested. The disclosure is inconsistent because $90,000 is not 50% of the minimum offering amount of $250,000.*

Response:

Comment complied with. The references on pages 5 and 33 have been revised to conform and clarify this disclosure. As to the payment to ZeroNines if $850,000 is raised, please note that the preexisting disclosure in Amendment No. 7 was correct, as the amount listed ($375,000) is 50% of the net proceeds of $750,000.

Description of Capital Stock, page 76

3. *We note your response to comment 16 of our letter dated March 19, 2012 and we partially reissue the comment. Please revise to clarify in your discussion of the default choice if an investor does not make an election, whether the amount will be paid in cash or stock.*

Response:

Comment complied with. Please see the revised disclosure in the first paragraph on page 81.

4. *We note your response to comment 18 of our letter dated March 19, 2012 and we reissue the comment, as we are unable to locate responsive disclosure in your offering statement. Please revise the hypothetical illustration for Series B preferred stock and founding stockholders using similar assumptions to those for Series A stock. You may provide a second, separate example, indicating what would happen in the event the company is sold. This would allow an investor to understand and compare the similarities and differences in how the proceeds would be distributed in the same set of facts. In addition, please provide the example similar to that for Series A stock, as the table provided on page 79 is for the class as a whole and offers no specific information for the individual investor.*

Response:

Comment complied with. Please see the revised disclosure and expanded Illustration 2 on page 82 which breaks down separately each step in the distribution process, including similar assumptions being applied to the Series B and Founders' Common Stock. Illustration 3 has been added on page 83 to outline the impact on a hypothetical individual investor, using the same factual assumptions used in Illustration 2.

5. *Consider providing alternate tabular disclosure to the table on page 81 that assumes prior subscribers do not elect to rescind.*

Response:

Comment complied with. Please see the additional line item added to the bottom of the table on page 85.

Financial Statements

General

6. *We reviewed your response to our prior comment 19. The change in your financial statements is a restatement, not a reclassification (i.e. presenting your Series A Preferred Stock in the mezzanine section of your balance sheet). As such, please remove all references to "reclassified/restated" and clearly label the financial statements as simply "restated".*
Response:

    Comment complied with. Conforming changes have also been made in the title and discussion of the restatement in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(10) Stock Option Plan, page F-20

7. *We reviewed your response to our prior comment 20. You stated that the fair value of your common stock was determined "based upon the board's judgment." Please provide a detailed explanation of the assumptions used by the Board to support the common stock fair value of $0.10. Please provide us with your calculation supporting the $0.03 change to dilution in a minimum offering scenario assuming prior subscribers choose not to accept the rescission offer.*

Response:

    The Company's stock option exercise price was determined principally in view of the need for the Company to create a liquidity event that must be above the minimum required to return both the investment and liquidation preference in order for stock option participants to the participate in a subsequent distribution. In this case the amount of surplus profits to be distributed to option holders is subordinate to the combined liquidation preferences of three senior stakeholders. These are the Series A Preferred Stock, Series B Preferred Stock, and Founders' Common Stock, all of whom can elect to choose between a cash liquidation option or a stock liquidation option. The choice each group makes will be based on whether or not the stock liquidation preference is superior to the cash liquidation option. This will vary depending on how many shares of Series A are sold since that determines the total cash liquidation preference of not only the Series A Preferred Stock, but also the Series B Preferred Stock and the Founders' Common Stock.

    The reason this varies is because of the ownership equalization provisions that require the Company to adjust the Series A Preferred Stock, Series B Preferred Stock, and Founders' Common Stock upon closing of the offering of the Series A Preferred Stock such that all three groups own 33% of the Company. One of the attributes of a discounted valuation model would have to factor in the question, "at what point do the options convert into cash." This is directly related to how many shares of the Series A Preferred Stock are eventually sold, since the liquidation preference number is then multiplied by three under the terms of the ownership equalization provisions. This potential volatility in the total combined liquidation preference therefore plays a role in ascertaining the net present value of the stock options, since being subordinate to 682,000 shares (the Recession Shares, assuming rejection of the Rescission Offer), added to the minimum additional shares of 500,000 (the minimum offering of $250,000) creates a Series A investment to be returned (which is first in the order of distribution) of $341,000 plus $250,000, or $591,000. To this amount is added the 50% cash liquidation preference or $295,000, meaning the total preferential rights of the Series A holders are then equal to $886,500. This amount must then be multiplied by three (representing the Series A Preferred Stock, Series B Preferred Stock, and Founders' Common Stock) for a total cash subordination of $2,659,500. In other words, in this case the option pool participates if the Company creates a liquidation event above $2,659,500. This could value the options at the higher end of a discounted Net Present Value model.

    Using the maximum offering as an example creates more risk for the Company's stock option pool due to the terms of the ownership equalization provisions. In this case, if the Company sold all 9,881,000 allowable Series A shares (including the Recession Shares), the Company would raise $4,940,500 which combined with a 50% liquidation preference creates a Series A Preferred Stock distribution right of $7,410,750. Multiplying this amount by three (again, taking into account the Series A Preferred Stock, Series B Preferred Stock, and Founders' Common Stock), creates a combined minimum distribution right of $22,232,250 to which the stock option holders are subordinate.

Since the option pool is subordinate to three senior rights, the board determined that the option exercise price must reflect the possibility the Company could raise the entire offering and the resulting impact on value to be realized by the option holders. The value of the Company's stock options are therefore represented in the fourth tier of payout but more importantly are highly unpredictable because the underlying rights of the three senior tiers to a return of their investment or deemed investment, together with the 50% liquidation preference, cannot be known at or before the time the offering commences. This uncertainly would cause any net present valuation method to place the stock option value well below the Series A value, hence the Board's decision to use $.10 to reflect the pending volatility and the fact the option pool is subordinate to three senior payout rights.

Exhibits

8. *We reissue comment 23 of our letter dated March 19, 2012. Please remove the representation from page five of the subscription agreement that "the undersigned has received satisfactory answers to all such questions to the extent deemed appropriate in order to evaluate the merits and risks of an investment in the Shares."*

Response:

Comment complied with. Please see the revision at the bottom of page 4 of the Subscription Agreement.

9. *We note your response to comment 24 of our letter dated March 19, 2012. It is unclear to us how current Exhibit 6.12, an Asset Purchase, License and Revenue Participation Agreement, effective as of December 15, 2010, reflects the terms of an offering different than those of the effective date. In this regard, we note the rescission offer did not arise until after your first offering statement was filed with the Commission on February 17, 2011. To the extent the agreement was amended, please file the original and any amendments.*

Response:

Comment complied with. Please see Exhibit 6.12.1 filed herewith.

Additional Telephonic Comments Received from the Staff

1. *On page 6, reword footnote 1 to indicate the shares subject to rescission are included.*

Response:

Comment complied with. Please see the revisions in the footnotes on the bottom of page 6.

2. *The Staff would like more clarity around the premium to be received by an individual investor, above and beyond the investment return. See page 77.*

Response:

Comment complied with. Please see the revisions and bullet points added on page 79, as well as new Illustration 3 on page 83.

3. On page 79, the Staff feels the order of distribution can be presented more clearly, i.e., show Series A getting investment back, then getting premium; then same for series B; etc.

<u>Response:</u>

Comment complied with. Please see the revised Illustration 2 on page 82.

*****

If the Staff has any questions, you may reach the undersigned at (303) 667-7193. You may also reach Mr. Botdorf at (303) 814-8121.

Sincerely,

RICHARDSON & PATEL, LLP

By: /s/ Robert W. Walter
    Robert W. Walter, Esq.

cc: John C. Botdorf, *ZenVault Medical Corporation*
     Alan S. Gin, *ZenVault Medical Corporation*

ZenVault Medical Corporation
Attachment to Comment 1.
Calculation in change in dilution in a minimum and maximum offering scenerio if rescession is not accepted

	Minimum	Maximum
Gross proceeds, offering	250,000.00	4,600,000.00
Less: Offering costs payable after offering	(75,000.00)	(175,000.00)
Add: Cash in bank	827.00	827.00
Add: Cash in escrow	341,000.00	341,000.00
Less: payables still owed on offering costs	(32,300.00)	
Net Tangible Book Value	484,527.00	4,766,827.00
Shares	3,546,000.00	29,646,000.00
Pro forma, as adjusted, net tangible book value per share after offering	0.14	0.16
Offering per Share	0.50	0.50
Pro Forma net tangible book value per share as of 12/31/11	(0.01)	(0.01)
Increase per share attributable to new investors	0.13	0.15
Pro Forma, as adjusted, net tangible book value per share immediately after offering	0.14	0.16
Dilution in pro forma net tangible book value per share to new investors, assuming sale of minimum shares offered.	0.36	0.34